November 16, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic, Special Counsel

Re:	CSR plc
Amendment No. 1 to Schedule TO-I
Filed on November 14, 2012
File No. 005-85151

Dear Mr. Orlic:

CSR plc (“we” or the “Company”) submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 14, 2012 relating to Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO, filed on November 14, 2012 (the “Schedule TO”). For your convenience, we have recited the comment from the Staff in italicized, bold type and have followed the comment with our response. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Company’s Circular to Shareholders and ADS Holders, dated October 29, 2012 (the “Circular”), which was filed as Exhibit (a)(1)(i) to the Schedule TO.

General

1. We note your response to prior comment 4. We do not believe that Sections 2.2 through 2.8 of the circular disclose the manner in which ordinary shares not represented by ADSs will be accepted for payment within the meaning of Item 1004(a)(1)(viii) of Regulation M-A. See for example, Section 2 of Part VII, in which you state that ordinary shares represented by ADSs tendered pursuant to the offer will be deemed to have been accepted for payment when, as and if the company and the Counterparty Bank give written notice of acceptance to the Tender Agent. Please confirm that ordinary shares not represented by ADSs will be accepted in the same manner. We refer you to disclose on the top of page 22 stating that holders may withdraw tendered ordinary shares at any time after December 26, 2012 if not accepted for payment by such time.

In response to the Staff’s comment, we confirm that Ordinary Shares (other than Ordinary Shares represented by ADSs) are deemed accepted when the announcement of the results of the Tender Offer referenced in subsection 2.8 of Part IV of the Circular is made. In addition, with respect to Ordinary Shares represented by ADSs, the notice of acceptance to the Tender Agent referenced in the first paragraph of subsection 6 of Part VII of the Circular shall be given at the same time that such announcement is made. The Company’s next amendment to the Schedule TO (which the Company expects will be filed following the expiration of the Tender Offer to disclose the results of the Tender Offer) shall confirm the foregoing.

* * *

Securities and Exchange Commission

November 16, 2012

Please direct your questions or comments to Steven V. Bernard at (650) 320-4658 (sbernard@wsgr.com) or Adam Dolinko at (408) 392-8410 (Adam.Dolinko@csr.com). Thank you for your assistance.

Sincerely,

CSR plc

/s/ Will Gardiner
Will Gardiner
Chief Financial Officer

cc:	Adam R. Dolinko, CSR plc
Brett N. Gladden, CSR plc
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati
Bradley L. Finkelstein, Wilson Sonsini Goodrich & Rosati
William Underhill, Slaughter and May
Jennifer Schneck, Ashurst LLP